August 11, 2006

VIA EDGAR

Mr. H. Christopher Owings, Assistant Director

U. S. Securities and Exchange Commission

Division of Corporate Finance

One Station Place

701 First Street, N.E.

Washington, D.C. 20002

Re:	Alloy, Inc. Registration Statement on Form S-4, Filed June 16, 2006, File No. 333-135063

Mr. Owings:

This letter constitutes Alloy, Inc.’s request to withdraw the above referenced Registration Statement under Rule 477 of Regulation C promulgated under the Securities Exchange Act of 1933, as amended (the “Act”).

The Registration Statement related primarily to the issuance of shares of Alloy common stock in connection with the conversion or exchange of our outstanding 5.375% Convertible Senior Debentures due 2023 (the “Debentures”), the resale of which shares previously was registered with the Commission. After further discussions with the Commission staff, we have determined that the issuance of the shares in connection with the conversion or exchange of the Debentures will be exempt from registration pursuant to the provisions of Section 3(a)(9) of the Act. Therefore, we wish to withdraw the Registration Statement.

This letter will serve to confirm that no shares of common stock of Alloy have been or will be issued or sold under the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

We would appreciate if you would please provide Richard Graf of Katten Muchin Rosenman LLP a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. His facsimile number is (202) 339-6058.

Sincerely,

/s/ Matthew C. Diamond

Chief Executive Officer